NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 25, 2013, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 13, 2013 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between NYSE Euronext and IntercontinentalExchange, Inc. became effective before the opening on November 13, 2013. Each share of Common Stock of NYSE Euronext was exchanged into a combination of 0.1703 of a share of IntercontinentalExchange Group Inc. Common Stock, and $11.27 in cash without interest. Holders had the option to elect either: stock election of 0.2581 of a share of IntercontinentalExchange Group, Inc. Common Stock; a cash election of $33.12 per share without interest; or a combination of 0.1703 of a share of IntercontinentalExchange Group Inc. Common Stock, and $11.27 in cash without interest (standard election). Elections were subject to proration. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 13, 2013.